Exhibit 99.50

BURCON PROVIDES UPDATE ON
CANOLA LICENSE & DEVELOPMENT AGREEMENT

Vancouver, British Columbia, March 4, 2011 — Burcon NutraScience Corporation (TSX – BU) announced today that the company has amended the license and development agreement between Burcon, Burcon NutraScience (MB) Corp. and Archer Daniels Midland Company (“ADM”) to provide an extended development period for continued research aimed at expanding the commercial value of Puratein® and Supertein™.

Burcon and ADM have agreed to an amendment of the license and development agreement to effectively provide a one-year extension to March 1, 2012, to facilitate continued research.

Burcon’s main research objective during the one-year term of this amendment is to further the commercialization potential of Burcon’s canola protein products Puratein and Supertein, particularly with respect to their unique functional and nutritional characteristics. As such, Burcon will conduct research aimed at refining its canola extraction and purification technologies, develop new technologies as well as specialized canola protein products. The amendment contemplates that Burcon may, at its sole discretion and expense, engage a third party research organization to conduct a joint research study, including human clinical feeding trials, designed to investigate Supertein’s potential as a functional food ingredient. In particular, the research would seek to develop evidence of Supertein’s ability – given its high cysteine content – to mitigate certain physiological effects associated with metabolic syndrome.

“Burcon has focused on commercializing our CLARISOY® technology for the past few years and now we are able to devote more resources toward our canola protein technologies,” commented Johann F. Tergesen, president and COO of Burcon, adding, “We remain excited about the potential for canola protein to earn an important share of the protein ingredient industry as a result of its unique inherent nutritional and functional characteristics.”

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY®, a revolutionary soy protein which is 100% soluble and completely transparent in acidic solutions. Our team of highly specialized scientists and engineers work from our own research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 151 issued patents in various countries, including 25 issued U.S. patents, and in excess of 250 additional pending patent applications, 65 of which are U.S. patent applications.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca